 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G

ALANCO TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

011612603

(CUSIP Number of Class of Securities)

June 1, 2010

(Date of Event which Requires Filing of this Statement)

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  RULE 13d-1(b)

☒  RULE 13d-1(c)

☐  RULE 13d-1(d)

CUSIP NO. 011612603	Page 2 of 8

1)	NAMES OF REPORTING PERSONS

ComVest Capital LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3)	SEC USE ONLY:

4)	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

5)	SOLE VOTING POWER
0
NUMBER OF
SHARES	6)	SHARED VOTING POWER
BENEFICIALLY	2,353,333 Shares
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH
8)	SHARED DISPOSITIVE POWER
2,353,333 Shares

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,353,333 Shares

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1% of Common Stock

12)	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP NO. 011612603	Page 3 of 8

1)	NAMES OF REPORTING PERSONS

ComVest Capital Management LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3)	SEC USE ONLY:

4)	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

5)	SOLE VOTING POWER
0
NUMBER OF
SHARES	6)	SHARED VOTING POWER
BENEFICIALLY	2,353,333 Shares
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH
8)	SHARED DISPOSITIVE POWER
2,353,333 Shares

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,353,333 Shares

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1% of Common Stock

12)	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP NO. 011612603	Page 4 of 8

1)	NAMES OF REPORTING PERSONS

Michael S. Falk

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3)	SEC USE ONLY:

4)	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

5)	SOLE VOTING POWER
0
NUMBER OF
SHARES	6)	SHARED VOTING POWER
BENEFICIALLY	2,353,333 Shares
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH
8)	SHARED DISPOSITIVE POWER
2,353,333 Shares

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,353,333 Shares

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1% of Common Stock

12)	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP NO. 011612603	Page 5 of 8

1)	NAMES OF REPORTING PERSONS

Robert L. Priddy

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3)	SEC USE ONLY:

4)	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

5)	SOLE VOTING POWER
0
NUMBER OF
SHARES	6)	SHARED VOTING POWER
BENEFICIALLY	2,353,333 Shares
OWNED BY
EACH	7)	SOLE DISPOSITIVE POWER
REPORTING	0
PERSON WITH
8)	SHARED DISPOSITIVE POWER
2,353,333 Shares

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,353,333 Shares

10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.1% of Common Stock

12)	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP NO. 011612603	Page 6 of 8

ITEM 1(a).     Name of Issuer:

ALANCO TECHNOLOGIES, INC.

ITEM 1(b).    Address of Issuer's Principal Executive Offices:

15575 North 83rd Way, Suite 3
Scottsdale, Arizona 85260

ITEM 2(a).    Names of Persons Filing:

ComVest Capital LLC ("ComVest")

ComVest Capital Management LLC ("Management")

Michael S. Falk

Robert L. Priddy

ITEM 2(b).    Address of Principal Business Office or, if None, Residence:

CityPlace Tower
525 Okeechobee Blvd. Suite 1050
West Palm Beach, FL 33401

ITEM 2(c).    Citizenship:

ComVest and Management are Delaware Limited Liability Companies.

Michael S. Falk and Robert L. Priddy are U.S. citizens.

ITEM 2(d).    Title of Class of Securities:

Common Stock, no par value per share

ITEM 2(e)    CUSIP Number:  011612603

CUSIP NO. 011612603	Page 7 of 8

ITEM 3.	If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

The reporting persons are a group for purposes of the filing of this statement.

ITEM 4.                      Ownership:

(a) Amount beneficially owned by all reporting persons:  2,353,333 Shares
(b) Percent of class:  6.1% of Common Stock
(c) Number of shares as to which the reporting persons have:
(i) sole power to vote or to direct the vote:  0 Shares
(ii) shared power to vote or to direct the vote:  2,353,333 Shares
(iii) sole power to dispose or to direct the disposition:  0 Shares
(iv)  shared power to dispose or to direct the disposition:  2,353,333 Shares

ITEM 5.  Ownership of five percent or less of a class.

If this statement is being filed to reflect the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following:  ☐.

ITEM 6.  Ownership of more than five percent on behalf of another person.

Not applicable.

ITEM 7.  Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Not applicable.

ITEM 8.  Identification and classification of members of the group.

The reporting persons are a group for purposes of filing this Statement.  See Exhibit 1 attached hereto.

CUSIP NO. 011612603	Page 8 of 8

ITEM 9.  Notice of dissolution of group.

Not applicable.

ITEM 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2010
ComVest Capital LLC By: ComVest Capital Management LLC, its managing member

By:	/s/ Cecilio M. Rodriguez
Cecilio M. Rodriguez, Chief Financial Officer

ComVest Capital Management LLC

By:	/s/ Cecilio M. Rodriguez
Cecilio M. Rodriguez, Chief Financial Officer

/s/ Michael S. Falk
Michael S. Falk, individually

/s/ Robert L. Priddy
Robert L. Priddy, individually